April 14, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

  Re: Exceed Talent Capital Holdings LLC

    Amendment No. 3 to Offering Statement on Form 1-A

    Filed April 13, 2023

    File No. 024-12122

Ladies and Gentlemen:

On behalf of Exceed Talent Capital Holdings LLC, I hereby request qualification of the above-referenced offering statement (File No. 024-12122) at 4:00pm, Eastern Time, on Friday, April 14, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Anthony Martini
Anthony Martini
President
Exceed Talent Capital Holdings LLC

cc: Andrew Stephenson

CrowdCheck Law LLP